UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, October 31, 2006

PRESS RELEASE

CONSOLIDATED REVENUE (1) FOR THE FIRST 9 MONTHS OF 2006
(Unaudited IFRS data)

Confirmation of strong growth in revenue and income:
Revenue up 12.4%
Recurring operating income up 16.7%

VEOLIA ENVIRONNEMENT

At September 30, 2006 (€m)	At September 30, 2005 adjusted(2) (€m)	% change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
20,657.1	18,380.7	+12.4%	+8.4%	+3.7%	+0.3%

The Group’s consolidated revenue rose by 12.4% to €20,657.1 million versus €18,380.7 million at September 30, 2005. Internal growth was 8.4% . External growth of 3.7% was primarily driven by the acquisitions made by Veolia Transport in the United States as well as by Veolia Water in the Solutions and Technologies business.

Revenue generated outside France totaled €10,890.8 million, or 52.7% of total revenue.

The impact of exchange rate fluctuations was limited, contributing only 0.3% to revenue (€57.2 million).

WATER

At September 30, 2006 (€m)	At September 30, 2005 adjusted(2) (€m)	% change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
7,331.0	6,662.8	+10.0%	+7.7%	+1.9%	+0.4%

In France, the water business (works/engineering and distribution) achieved 3.8% growth, excluding Veolia Water Solutions & Technologies.

_____________________________

(1)	Revenue from ordinary activities

(2)	The accounts to September 30, 2005 have been restated for application of draft interpretations D12, D13 and D14 on concession accounting to ensure comparability of the 2005 and 2006 periods.

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Outside France, excluding Veolia Water Solutions & Technologies, revenue rose 11.5% (up 8.7% on a like-for-like basis). In Europe, the 8.2% growth was driven by the launch of new contracts, in particular in Germany (contract for the city of Braunschweig’s wastewater services) and in the Czech Republic (Hradec Kralove and Prostejov). In the Asia-Pacific region, the strong growth in revenue of 30.8% (internal growth of 18.3%), was primarily driven by the start-up of new contracts in China (Hohhot, Changzhou and Kunming in the municipal field). The increased stake in the Adelaide contract in Australia and small acquisitions in Japan account for external growth in the region. In Africa and in the Middle East, 10.9% growth was recorded. In North America, revenue increased 12.1% .

Veolia Water Solutions and Technologies achieved an 18.7% increase in revenue on a like-for-like basis, led in particular by the strength of the Design-Build business in France, in the Middle East and in the United States. Taking into account the acquisitions made over the period, total growth was 27.7% .

WASTE MANAGEMENT

At September 30, 2006 (€m)	At September 30, 2005 adjusted(1) (€m)	% change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
5,361.7	4,914.3	+9.1%	+8.2%	+0.7%	+0.2%

In France, revenue rose 4.8% (including 4.4% internal growth) under the dual effect of the larger contribution from new incineration plants and increased tonnages of treated solid waste within the framework of high value-added service contracts.

Outside France, internal growth totaled 11.3% . Growth was particularly strong in the United States across all business lines, increasing 15.3% . In the United Kingdom, total growth was 12.7%, including 6.9% internal growth. The acquisition of Cleanaway UK, which was concluded on September 28, 2006, will contribute to results beginning in the fourth quarter of the year.

ENERGY SERVICES

At September 30, 2006 (€m)	At September 30, 2005 adjusted(1) (€m)	% change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
4,249.4	3,669.3	+15.8%	+13.6%	+1.6%	+0.6%

The Energy Services business achieved total growth of 15.8%, including 13.6% internal growth. The impact on revenue of the rise in energy prices was €226 million. Excluding this effect, revenue increased 9.7% .

In France, 10.5% internal growth resulted primarily from the rise in energy prices and, to a lesser extent, the positive impact of weather conditions, the coming on stream of new contracts and the increase in business at engineering subsidiaries.

Outside France, revenue increased 23.0%, with internal growth up 18.4% . This increase was mainly driven by the full impact of the Lodz contract in Poland, positive weather conditions and favorable prices in Central Europe and a small acquisition in Italy.

(1)	The accounts to September 30, 2005 have been restated for application of draft interpretations D12, D13 and D14 on concession accounting to ensure comparability of the 2005 and 2006 periods.

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TRANSPORT

At September 30, 2006 (€m)	At September 30, 2005 adjusted(1) (€m)	% change 2006/2005	Of which internal growth	Of which external growth	Of which exchange rate fluctuation
3,715.0	3,134.3	+18.5%	+4.1%	+14.5%	-0.1%

In France, revenue increased 11.4%, driven by the contribution from the SNCM contract. The conclusion of the Toulouse contract was offset by new urban and inter-city contracts and by the good performance achieved across the rest of the business.

Outside France, revenue was up 23.5%, including internal growth of 7.2% . External growth resulted primarily from acquisitions made in the United States (ATC and Shuttleport) and in Norway (Helgelandske).

Recurring operating income grew 16.7% at current exchange rates (+15.9% at constant exchange rates). It increased to €1,551.2 million at September 30, 2006 compared with the adjusted (1) recurring operating income of €1,329.4 at September 30, 2005.
This strong performance resulted from the continued maturity of contracts, the favorable impact of the efficiency program and accelerated growth.
Free cash flow generated during the first nine months financed the Group’s growth, with the exception of the acquisition in the Waste Management sector of Cleanaway UK, which concluded on September 28, 2006. This transaction primarily explains the increase in net financial debt at September 30, 2006 that stood at €14.8 billion compared with €13.9 billion at December 31, 2005 and €13.8 billion at June 30, 2006.

The very strong results achieved by Veolia Environnement during the first nine months of 2006 allow the company to confirm its full-year growth and profitability objectives.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, such as: risks relating to the development of Veolia Environnement’s activities in highly competitive sectors which require substantial human and capital resources; the risk that changes in the prices of fuel and other commodities or in tax levels reduce Veolia Environnement’s profits; the risk that governmental authorities modify or terminate some contracts entered into with Veolia Environnement; the risk that Veolia Environnement incur higher costs in the future in connection with the compliance with environmental regulations; risks relating to exchange rate fluctuations which may have an adverse effect on Veolia Environnement financial situation as reflected in its financial statements and/or on the trading and sales prices of Veolia Environnement’s shares; risks relating to Veolia Environnement potential environmental liabilities with respect to past, present and future activities; as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

Investors in the U.S. contact Brian Sullivan – Tel. +01 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

(1)	The accounts to September 30, 2005 have been restated for application of draft interpretations D12, D13 and D14 on concession accounting to ensure comparability of the 2005 and 2006 periods.

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A conference-call will be held on October 31, 2006 at 8.30 AM (CET)
The phone number to dial is +44 207 806 1960

A replay is available from October 31 to November 5, 2006

Numbers to dial +44 207 806 1970
Or
+1 718 354 1112

(code 5613947#)

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Appendix I

Revenue from ordinary activities at September 30, 2005 reported and after early adoption of draft interpretations D12, D13 and D14

In €m	At September 30, 2005

	Reported	D12

Veolia Water	6,521.5	6,662.8

Veolia Environmental Services (waste management)	4,824.6	4,914.3

Veolia Energy	3,628.5	3,669.3

Veolia Transport	3,136.5	3,134.3

Veolia Environnement	18,111.1	18,380.7

Appendix II

Operating income at September 30, 2005 reported and after early adoption of draft interpretations D12, D13 and D14

In €m	At September 30, 2005

	Reported	D12

Operating income	1,321.3	1,329.3

Recurring operating income	1,321.4	1,329.4

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel